12g-3-2 (b)
File # 82-4890



Westone Ventures Inc.

Interim Financial Statements
(unaudited - see notice to reader)

Six month interim period ended May, 2003

dlw 8/25

NOTICE TO READER

We have compiled the interim balance sheet of Westone Ventures Inc. as at May 31, 2003 and the interim statements of operations and deficit and cash flows for the six month interim period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
July 9, 2003

Chartered Accountants

Westone Ventures Inc.
(Incorporated under the Business Corporations Act of Alberta)
Interim Balance Sheet
(unaudited - see notice to reader)

	As at May 31, 2003	As at November 30, 2002
Assets		
Current		
Cash	$ **58,350**	$ 75,854
Goods and services tax receivable	**3,559**	7,825
	$ **61,909**	$ 83,679
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **10,953**	$ 12,740
Advances from related party (note 3)	**65,000**	65,000
Advances from director (note 4)	**574,670**	506,164
	650,623	583,904
Share capital and deficit		
Share capital (note 6)	**1,450,937**	1,450,937
Deficit	**(2,039,651)**	(1,951,162)
	(578,714)	(500,225)
	$ **61,909**	$ 83,679

Approved on behalf of the board



Director



Director

See accompanying notes

Westone Ventures Inc.
Interim Statement of Operations
(unaudited – see notice to reader)

Six month interim period ended May 31	2003	2002
Revenue	$ -	$ -
Expenses		
Consulting fees	**30,000**	60,748
Office and occupancy costs	**16,939**	32,745
Professional fees	**18,296**	17,580
Advertising and promotion	**10,000**	-
General and administrative	**8,464**	27,237
Listing fees	**4,708**	6,799
Interest and bank charges	**82**	128
	88,489	145,237
Loss for the year	$ **(88,489)**	$ (145,237)
Basic earnings per share	$ **(0.005)**	$ (0.009)
Diluted loss per share	$ **(0.005)**	$ (0.009)
Weighted average number of shares outstanding	**16,889,875**	15,996,000

See accompanying notes

Westone Ventures Inc.
Interim Statement of Deficit
(unaudited – see notice to reader)

Six month interim period ended May 31	2003	2002
Deficit, beginning of year	**$ (1,951,162)**	$ (1,805,925)
Loss for the year	**(88,489)**	(145,237)
Deficit, end of year	**$ (2,039,651)**	$ (1,951,162)

See accompanying notes

Westone Ventures Inc.
Interim Statement of Cash Flows
(unaudited – see notice to reader)

Six month interim period ended May 31	2003	2002
Cash flows from operating activities		
Cash paid to suppliers	$ (86,010)	$ (144,625)
	(86,010)	(144,625)
Cash flows from investing activities		
Advances from related party	-	65,000
Purchase of investments	-	(1,500)
	-	63,500
Cash flows from financing activities		
Advances from director	68,506	(81,400)
Issuance of share capital	-	152,460
	68,506	71,060
Decrease in cash	(17,504)	(10,065)
Cash, beginning of year	75,854	85,919
Cash, end of year	$ 58,350	$ 75,854

See accompanying notes

Six month interim period ended May 31, 2003

1. Nature of operations

Westone Ventures Inc. was incorporated under the Business Corporations Act of Alberta on November 19, 1993. The company is involved in securing equity financing with which it identifies, evaluates and invests in business or resource prospects. The company finances its resource investments by the issuance of securities to the extent such instruments are issuable under terms acceptable to the company.

2. Significant accounting policies

(a) Loss per share

The loss per share is calculated using the weighted average number of common shares outstanding during the year.

	Income (Numerator)	Shares (Denominator)	Per share amount
Basic Loss Per Share:			
Loss for the year available to common shareholders	$(88,489)	16,889,875	$(0.005)
Effect of dilutive securities (Note A)	NIL	NIL	
Diluted Loss Per Share:			
Adjusted loss available to common shareholders	$(88,489)	16,889,875	$(0.005)

Note A

Options to purchase the remaining 179,000 shares at $0.0666 per share pursuant to the August 17, 1998 Management Stock Option Agreement were outstanding in the year ended November 30, 2002 but were not included in the computation of diluted loss per share because the option's exercise price was greater than the average market price of the common shares. The options, which expire on August 17, 2003, were still outstanding on November 30, 2002 and on the six month interim period ended May, 2003.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that

2. Significant accounting policies, continued

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. Related party transactions

The following transactions have occurred during the year. These transactions are in the normal course of operations and are measured at their exchange amounts.

Management fees paid to director	$ 30,000
Occupancy costs paid to related party	$ 16,939
Repayment of advances from director	$ 81,140

The related party is related to the company through common director. These outstanding balances are due on demand and are non-interest bearing. The related party has indicated that they do not intend to demand repayment in the next twelve months. As such the outstanding balance has been classified as a long term liability in these financial statements.

4. Advances from director

The advances from director are due on demand and are non-interest bearing. As the director has indicated that he does not intend to demand repayment in the next twelve months, the advances have been classified as a long-term liability in these financial statements.

5. Significant event

Westone Ventures Inc. (the company) entered into negotiations to acquire 100% of the issued and outstanding shares of a company (Targetco). Targetco is involved in the protection and security services business.

As of July 9, 2003, the agreements related to this transaction have not been finalized. Therefore, these financial statements have not been consolidated with the accounts of Targetco.

6. **Share capital**

Authorized
Unlimited number of common voting shares
Unlimited number of preferred non-voting shares

	Number	Amount
Issued		
Issuance of common shares; December 18, 1993 ($0.10 per share)	**750,000**	$ 75,000
Issuance of common shares; public offering, July 7, 1994 ($0.20 per share less issue costs)	**1,000,000**	160,690
Issuance of common shares; private offering, July 13, 1998 ($0.20 per share)	**1,275,000**	255,000
Issuance of common shares; exercise of options; July 28, 1998 ($0.20 per share)	**175,000**	35,000
	3,200,000	525,690
Stock split - three for one; November 30, 1998	**6,400,000**	-
Balance at November 30, 1998	**9,600,000**	525,690
Issuance of common shares; exercise of options; April 20, 1999 ($0.0666 per share)	**198,000**	13,200
Issuance of common shares; exercise of options; August 20, 1999 ($0.0666 per share)	**25,000**	1,665
Issuance of common shares; exercise of options; November 17, 1999 ($0.0666 per share)	**50,000**	3,330
Issuance of common shares; exercise of warrants; November 10, 1999 ($0.0666 per share)	**3,825,000**	254,745
Issuance of common shares; private placement; June 1, 2000 ($0.24 per share)	**2,000,000**	480,000
Issuance of common shares; exercise of options; November 30, 2000 ($0.0666 per share)	**298,000**	19,847
Balance at November 30, 2001	**15,996,000**	1,298,477
Issuance of common shares; exercise of options; May 1, 2002 ($0.10 per share)	**1,524,600**	152,460
Balance at November 30, 2002 and May 31, 2003	**17,520,600**	$ 1,450,937

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

6. Share capital, continued

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation has established The Corporation's Stock Option Plan. To this plan, the Corporation has reserved a number of common shares equal to 10 percent of the shares issued and outstanding from time to time. The plan provides that the terms of the option and option price shall be fixed by the directors, subject to the price restrictions and other requirements imposed by the TSX Venture Exchange.

At the June 26, 1998 annual shareholders meeting a stock split of three new shares for one old share was approved. This split applied to all shares, options, and warrants outstanding as at November 30, 1998.

The Corporation has entered into a Directors' and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options will expire August, 2003

On June 1, 2000, through private placement, the company issued 2,000,000 units at $0.24 per unit, with each unit consisting of one common share and one warrant to purchase an additional common share at $0.10/share if exercised on or before the expiration of two years from the date of the warrants, $0.15/share in the third, $0.20/share in the fourth, and $0.25/share in the fifth year from the date of the warrants.

On December 28, 2000 the company entered into a Stock Option Agreement with its directors. This agreement, subject to the company's Stock Option Plan, granted to two directors an irrevocable option to purchase common shares in their capacity as directors and officers of the company. Each optionee may purchase 762,300 common shares at $0.10 per share. The option expires on December 28, 2005.

There were no changes in share capital for the six month interim period ended May 31, 2003

7. Going concern considerations

The ability of the company to continue participating and realizing on projects, prospects or investments is dependent on the company being successful in obtaining debt or equity financing to meet their portion of future commitments.

8. Income taxes

For income tax purposes, the company has non-capital losses carried forward in the amount of $439,015, which can be applied to reduce future years' taxable income from the company's current or substantially similar business as follows:

Amount	Year
$ 81,611	2007
$212,167	2008
$145,237	2009

In addition, the company has resource expenditures for which the tax deduction has been deferred.

9. Financial instruments

Financial instruments consist of recorded amounts of accounts payable and accruals, advances from related party and advances from director which will result in future cash outlays.

a) Fair Value

The carrying values of the financial instruments noted above approximate their fair values.

10. Comparative figures

These financial statements should be read in conjunction with the annual audited financial statements for the year ended November 30, 2002.

BC FORM 51-901F

ISSUER DETAILS:

Name of Issuer	For Year Ended	Date of Report
Westone Ventures Inc.	May 31, 2003	July31, 2003

Issuer Address/City/Province/Postal Code

C/O # 200, 10041-81 Avenue/Edmonton/Alberta/T6E 1W7

Issuer Fax No.	Issuer Telephone No.
780-418-0608	780-418-0207

Contact Name	Contact Position	Contact Telephone No.
Leonard D. Jaroszuk	Director	780-418-0207

Contact E-Mail Address	Website Address
jaroszuk@shaw.ca	N/A

CERTIFICATE

The three schedules required to complete this report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director's Signature	Print Full Name	Date Signed
"Leonard D. Jaroszuk"	Leonard D. Jaroszuk	July 30, 2003

Director's Signature	Print Full Name	Date Signed
"Lloyd C. Brewer"	Lloyd C. Brewer	July 30, 2003

SCHEDULE A: FINANCIAL STATEMENTS

See attached financial statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. **Analysis of expenses and deferred costs:**

   Consulting fees
   - NIL

2. **Related party transactions**

   - See note 3 to the attached financial statements

3. **Summary of securities issued and options granted during the period:**

   a. Summary of common shares issued during the period: NIL

   b. Summary of options granted during the year: NIL

4. **Summary of securities as at the end of the reporting period:**

   a. Authorized share capital:
      - See note 6 to the attached financial statements.

   b. Number and recorded value of shares issued and outstanding:
      - See note 6 to the attached financial statements.

   c. Summary of options, warrants and convertible securities outstanding:
      August 17, 1998 – Directors' and Management Stock Option Agreement
      - See note 6 to the attached financial statements for description.
      - No options were exercised under this agreement during the period.
      - The remaining balance of 179,000 options as at May 31, 2002 will expire in August 2003.

      December 28, 2000 – Stock Option Agreement
      - See note 6 to the attached financial statements for description.
      - On May 1, 2002, all stock options pertaining to this agreement were exercised.

   d. Total number of shares in each class of shares subject to escrow or pooling agreements: NIL

5. List of Directors and Officers at May 31, 2003:

Leonard D. Jaroszuk	Officer and director
Lloyd Brewer	Director
Richard Brown	Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. **DESCRIPTION OF BUSINESSS**
   - See note 1 to the attached financial statements.
   - Management has entered into negotiations to purchase 100% of the outstanding shares of a company involved in the protection and security business effective December 31, 2002. As at July30, 2003 this transaction is still under discussion and has not been finished. See note 5 to the attached financial statements.

2. **DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION**

   Office and occupancy costs
   - These costs include postage, filing costs, general office supplies and maintenance, and occupancy costs. $16,939 was paid to a related party for occupancy cost in the current interim period and $32,745 was paid to the same related party in the interim prior ended May 31, 2002. The parties are related by virtue of common management.

   Travel
   - Included in administrative expenses are travel costs for management related to investigation of investment opportunities and other management activities.

3. **SUBSEQUENT EVENTS**
   - NIL.

4. **FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES**
   - The management is aggressively looking for new investment opportunities. Upon the success of defining such opportunities, the management will secure adequate financing to fulfill its obligations.

5. **LIQUIDITY AND SOLVENCY**
   - See note 7 to the attached financial statements.